FIRST AMENDED AND RESTATED OPERATING AGREEMENT

of

RECKLESS SPIRITS LLC
(A Washington Limited Liability Company)

Dated and Effective as of

January 20, 2026

OPERATING AGREEMENT
OF
RECKLESS SPIRITS LLC

A Washington Limited Liability Company

This Amended and Restated Operating Agreement (the "**Agreement**") of Reckless Spirits LLC, effective as of January 20, 2026 (the "**Effective Date**"), amends and restates in its entirety that certain Operating Agreement dated January 23, 2024, and is executed and agreed to by the undersigned, being all of the Members of the Company.

ARTICLE I. DEFINITIONS

1.1. **Scope**. For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, capitalized terms have the meanings specified in this article.

1.2. **Defined Terms**.

(a) "**Accrual Method**" means the accounting method in which revenues and expenses are recorded in the Company's financial records when they are earned or incurred, regardless of when the cash transactions occur.

(b) "**Act**" means the Washington Limited Liability Company Act, as provided in Chapter 25.15 RCW, as amended from time to time.

(c) "**Affiliate**" means an entity that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a Member.

(d) "**Agreement**" means this Operating Agreement of Reckless Spirits LLC, including any amendments, supplements, or modifications.

(e) "**Cash Method**" means the accounting method in which revenues and expenses are recorded in the Company's financial records when they are actually received or paid, reflecting the Company's cash flow.

(f) "**Certificate**" means the Certificate of Formation filed with the Secretary of State of the state of Washington to organize the Company as a limited liability company, including any amendments.

(g) "**Certificate of Dissolution**" means the formal document filed with the Secretary of State of the state of Washington to legally dissolve the Company.

(h) "**Code**" means the Internal Revenue Code of 1986, as amended from time to time. All references to the Code in this Agreement will include any corresponding provision or provisions of succeeding law.

(i) "**Company**" means Reckless Spirits LLC, a Washington limited liability company.

(j) "**Covered Person**" has the meaning specified in Section 8.1 (Indemnification) of this Agreement.

(k) “**Dissolution Manager**” means the Person appointed by the Manager upon the dissolution of the Company responsible for winding up and liquidating the Company's affairs in an orderly, prudent, and expeditious manner, complying with the provisions outlined in this Agreement.

(l) “**Effective Date**” means the date on which this Agreement becomes operating and binding upon the parties involved, as specified in the preamble.

(m) “**Film**” means that feature length production co-written by Vivian Hua and Lisa Sanaye Dring and tentatively titled “Reckless Spirits.”

(n) “**Manager**” means a Person, whether or not a Member, who is vested with authority to manage the Company under Article V (Management).

(o) “**Member**” means an initial member of the Company and any Person who is subsequently admitted as an additional or substitute member of the Company in compliance with the terms of this Agreement.

(p) “**Membership Interest**” means a Member's share of the ownership in the Company, including the rights to vote, receive distributions, and share in the Company's profits and losses, as well as any other rights or obligations specified in this Agreement.

(q) “**Nominee**” means any Person nominated by the Manager to hold title to the Company's assets and property as specified in Section 9.7 (Title to Company Property).

(r) “**Notice**” means any required or permitted communication under this Agreement, including demands, consents, elections, offers, approvals, and requests as specified in Section 9.2 (Notifications).

(s) “**Person**” means any individual, association, cooperative, corporation, trust, partnership, joint venture, limited liability company, or other legal entity.

(t) “**Registered Agent**” means the Person designated by the Company to accept service of process and receive official notices, demands, and other communications on behalf of the Company as required by the Act, whose name and address are filed with the Secretary of State of the state of Washington as set forth in the Certificate.

(u) “**Transferee**” means a Person who acquires any Units by transfer from a Member or another Transferee and is not admitted as a Member under this Agreement.

(v) “**Unit(s)**” means a portion of the Membership Interests of the Company.

ARTICLE II. ORGANIZATION AND PURPOSE

2.1. **Organization**. On January 27, 2024, the sole Member formed a limited liability company under the laws of the state of Washington by filing the Certificate with the Washington Secretary of State.

2.2. **Name of the Company**. The name of this Company is Reckless Spirits LLC. The Company may do business under that name and under any other name or names which the Member selects. If the Company does business under a name other than the name stated in its Certificate, the Company will file for a trade name with the Washington State Department of Revenue, as required by law.

2.3. **Purposes of the Company**. The Company is organized to transact any and all businesses for which limited liability companies may be formed under the Act or as otherwise provided in the Certificate.

2.4. **Term of Existence**. The Company commenced on the date its Certificate was filed with the Secretary of State of the state of Washington and will continue in existence until the time fixed in the Certificate unless the Company is dissolved earlier under the provisions of this Agreement or as provided in the Act.

2.5. **Principal Office**. The principal office of the Company is 3807 14th Ave. S, Seattle, WA 98108. The Member may change the principal place of business and establish additional places of business as it deems necessary or desirable to conduct the business of the Company. The records of the Company required to be maintained by the Act will be kept at the designated office identified in the Certificate, or at any other designated office as the Manager may designate from time to time, consistent with the Act.

2.6. **Registered Agent**. The Company will continuously maintain a Registered Agent in the state of Washington as required by the Act. The Registered Agent will be as stated in the Certificate or as otherwise determined by the Member and updated with the Washington Secretary of State.

ARTICLE III. MEMBERS

3.1. **Member Information**. The mailing address of the Member is stated in Exhibit A, which is attached to and made a part of this Agreement.

3.2. **Member Contributions and Financial Terms**. The Member has made the initial capital contributions to the Company, as described in Exhibit A, and owns 100% of the Units of the Company. Subject to the terms of this Agreement, the Member may issue Units to another Person at the Member's sole discretion. Any issuance of Units will be reflected in an updated Exhibit A and documented with appropriate amendments to this Agreement. The Member will not make any distributions or returns of capital contributions that would render the Company insolvent or otherwise undercapitalized. However, the Member may make or arrange for a loan to the Company, provided that the loan amount and terms are not detrimental to the Company in the Member's business judgment.

3.3. **No Additional Capital Contributions**. The Member will not be obligated to contribute any additional capital to the Company, and the Member will not have any personal liability for any obligation of the Company.

3.4. **Written Consent**. The Member may, but is not required to, act by written consent. The Member will aspire to act by written consent for major decisions, including but not limited to amendments to this Agreement, dissolution of the Company, or any other significant transactions or commitments. Specifically, all amendments to this Agreement will explicitly require the approval of the Member and must be executed in writing.

3.5. **Limitation of Member Liability**. The Member will not be held accountable for any of the debts, losses, claims, judgments, or any of the liabilities of the Company beyond the Member's contributions to the capital of the Company, except as provided by law.

3.6. **Admission of Additional Members**. One or more additional Members of the Company may be admitted to the Company with the written consent of the Member and on the terms agreed to by the Member. Upon the admission of any additional Member, the Company will promptly amend this Agreement to reflect the changes in membership and to reflect the allocations to the Members for U.S. federal income tax purposes.

3.7. **Failure to Observe Formalities**. A failure to observe any formalities or requirements of this Agreement, the Certificate, or the Act will not be grounds for imposing personal liability on the Member of the Company.

ARTICLE IV. TAX AND ACCOUNTING

4.1. **Tax Treatment.** For so long as the Company has one Member, it will be disregarded as separate from its owner within the meaning of Treas. Reg. section 301.7701-3(b)(1)(ii), and all profits and losses of the Company will be treated as those of the Member.

4.2. **Tax Year and Accounting Method**. The Company's tax and fiscal years will be the calendar year. The Company will use the Cash Method of accounting, unless otherwise determined by the Manager.

ARTICLE V. MANAGEMENT

5.1. **Management of the Company**. Except as otherwise expressly provided in this Agreement, the business and affairs of the Company will be managed by one or more Managers. A Manager may, but need not, also be a Member. The initial number of Managers will be one (1). The name, address, and email of the initial Manager is:

Name: Vivian Hua
Address: 3807 14th Ave. S, Seattle, WA 98108
Email: hellomynameisvee@gmail.com

When there is more than one (1) Manager, all decisions to be made by the Managers will be made by the majority of the Managers. If the Company has only two (2) Managers, all decisions to be made by the Managers will be made by the unanimous consent of the Managers. In the event there is an even number of Managers and a deadlock in decision making occurs, the decision will be referred to the Member for final determination in the Member's sole discretion.

5.2. **Powers and Authority of the Manager**. Except for matters on which the Member's approval is required by the Act or this Agreement, the Manager of the Company will have full power, authority, and discretion to manage and direct the Company's business, affairs, and properties, including, without limitation, the following specific powers:

(a) **General Management Powers**.

(i) Management of the Company's Business. To make and control all ordinary and usual decisions concerning the business and affairs of the Company;

(ii) Company Maintenance. To take all action which may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the state of Washington, including the filing of the annual report as required by the Secretary of State of the state of Washington, and of each other jurisdiction in which that existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged;

(iii) Financial Management. To manage the Company's financial resources by maintaining bank accounts, brokerage accounts, mutual funds, and similar accounts, and by drawing checks or other payment orders, as well as depositing, withdrawing, investing, paying, retaining, and distributing the Company's funds in compliance with the provisions of this Agreement;

(iv) Accounting Method. To determine and change the accounting method used by the Company, including transitioning between the Cash Method and Accrual Method, as deemed necessary or advisable to reflect the Company's financial position accurately and align with strategic objectives;

(v) Distributions. To authorize and issue distributions to Members in compliance with the terms of this Agreement and applicable law, ensuring that those distributions do not render the Company insolvent or otherwise undercapitalized;

(vi) Borrow Money. To borrow money and grant security interests in the Company's assets (including loans from Members), and prepay, refinance, or extend any mortgage affecting the Company's assets;

(vii) Company Assets. To make all decisions relating to the purchase, acquisition, construction, operation, maintenance, finance, improvement, sale, lease, or other disposition of the Company's assets;

(viii) Insurance. To purchase from other Persons, at the expense of the Company, contracts of liability, casualty, and other insurance that the Managers deem advisable, appropriate, or convenient for the protection of the Company property or for any purpose convenient or beneficial to the Company;

(ix) Compromise or Release of Claims or Debts. To bring, defend, pay, collect, release, compromise, arbitrate, resort to legal action, or otherwise adjust claims, demands, or debts of or against the Company;

(x) Employment of Agents. To select and remove all officers, agents, and employees of the Company, and to employ any Person for the operation and management of the Company's business;

(xi) Tax Elections. To make all elections available to the Company under any federal or state tax law or regulation; and

(xii) Other Acts. To do those other acts as the Manager may deem necessary or advisable, or as may be incidental to or necessary for the conduct of the business of the Company.

(b) **Power to Bind the Company**. The Manager may execute and deliver:

(i) Contracts and Conveyances. All contracts, conveyances, assignments, leases, subleases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting the Company's assets;

(ii) Checks and Payments. All checks, drafts, and other orders for the payment of the Company's funds;

(iii) Mortgages and Promissory Notes. All promissory notes, mortgages, deeds of trust, security agreements, and other similar documents;

(iv) Certificates, Articles, and Reports. All articles, certificates, and reports about the Company's organization, qualification, and dissolution;

(v) Tax Returns and Reports. All tax returns and reports; and

(vi) Miscellaneous. All other instruments of any kind or character relating to the Company's affairs.

(c) **Member Approval for Certain Actions.** Notwithstanding any other provision of this Section 5.2 (Powers and Authority of the Manager), the Manager will not have the authority, right, or power to take any action described in Section 5.3 (Limitations on Powers of Managers) unless that action is approved by the Member or to take any other action that by the terms of this

Agreement or any other agreement requires the approval of the Member unless the requisite approval is obtained, as applicable, and provided further that the delegation of authority in this Section 5.2 (Powers and Authority of the Manager) may be revoked, in whole or in part, at any time by the Member.

5.3. **Limitations on Powers of Managers**. The enumeration of powers in this Agreement will not limit the general or implied powers of the Managers or any additional powers provided by law. Notwithstanding the foregoing, Section 5.2 (Powers and Authority of the Manager), or any other provision contained in this Agreement to the contrary, no act will be taken, sum expended, decision made, obligation incurred, or power exercised by the Company, a Manager, a Successor Manager, any employees, or agents of the Company on behalf of the Company with respect to any of the following, except with the approval of the Member:

(a) The sale, lease, transfer, encumbrance or other disposition by the Company of all or substantially all of its assets;

(b) Any merger, reorganization, consolidation, bankruptcy, liquidation, or dissolution involving the Company;

(c) The election of a Manager and payment of salary or bonus, or the provision of other benefits to the Manager; provided, however, that to the extent the Company is taxed as an S Corporation under the Code and a Manager is an employee who receives compensation for performing substantial services for the Company, such compensation shall be reasonable as required by the Code and applicable IRS guidance;

(d) Any split, combination, or reclassification of any Member's Membership Interest or Units;

(e) The issuance by the Company of any additional Membership Interests or other equity interests (including any interests convertible into equity interests) of the Company, or the admission of any Person as a Member of the Company;

(f) Any change of the Company's name or any amendment or restatement of the Certificate or this Agreement;

(g) The granting of any profit participation, deferred compensation, or other contingent compensation tied to revenues from the Film (collectively, "**Backend Obligations**"). All Backend Obligations will be deemed obligations of the Company and will be satisfied from Company revenues in accordance with the terms of such agreements.

(h) The purchase, lease, exchange, or acquisition of any equity interest or assets of any other Person, other than in the ordinary course of business.

5.4. **Final Cut and Casting**. Notwithstanding Sections 5.2 and 5.3 above, the Member will have authority to make final decisions regarding the final cut and final casting of the film tentatively titled "Reckless Spirits" (the "**Film**").

5.5. **Chain of Title**. The Manager will be required to maintain proper chain of title documentation for the Film, to ensure that Company is the sole and exclusive owner of all right, title, and interest in and to the Film, and to ensure the Company has the exclusive right to exploit, distribute, license, exhibit, market, and otherwise use the Film and all related rights throughout the world in perpetuity in all media and formats now known or hereafter devised. Such chain of title documentation will include, but may not be limited to:

(a) All agreements relating to the acquisition or license of underlying rights;

(b) All employment agreements, work-for-hire agreements, and talent agreements with writers, directors, cast, crew, and other contributors to the Film;

(c) All releases, clearances, and permissions necessary for the use of any copyrighted materials, trademarks, locations, likenesses, or other third-party rights incorporated in the Film;

(d) Documentation demonstrating that all contributors have assigned or licensed their rights to the Company or are engaged under work-for-hire arrangements; and

(e) All registration certificates and other evidence of copyright ownership and protection.

5.6. **<u>Manner of Acting</u>**. As a fiduciary, each Manager will exercise all powers and perform all duties in good faith and will act in all matters for the best interest of the Company, using reasonable inquiry, diligence, and prudence. However, unless otherwise required by a written Agreement between the Company and Manager, it is expressly understood and agreed that no Manager will be required to devote their entire time or attention to the business of the Company. At any time that there is only one Manager acting, that Manager may manage and administer the affairs of the Company in any manner it deems appropriate. However, at any time that there is more than one Manager, the Managers will be required to observe the following procedures.

(a) **Meeting of the Managers**. The Managers may act with respect to any matter within the scope of their authority at a meeting of the Managers or under formal or informal procedures adopted at a meeting of the Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures by which the Managers may approve a matter without a meeting, and the delegation of duties and responsibilities with respect to which the delegate may act without approval or ratification by the other Managers.

(b) **Special Meetings**. Special meetings may be called by any Manager or the Member at any time.

(c) **Written Consent**. Except as expressly provided otherwise, any action required to be taken at a meeting of the Managers or any other action which may be taken at a meeting of the Managers, may be taken without a meeting if the consent in writing, setting forth the action taken, is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Managers will be given in writing to those Managers who were entitled to vote but did not consent in writing.

(d) **Virtual Meetings**. The Managers may participate in and act at any meeting of the Managers through the use of video calls, telephone calls, or other communications equipment by which all Persons participating in the meeting can see and/or hear each other. Participation in this type of meeting will constitute attendance and will be deemed present at the meeting of any Manager so participating.

(e) **Quorum**. A majority of Managers present at any meeting of the Managers will constitute a quorum. No action may be taken at any meeting of the Managers in the absence of a quorum.

(f) **Required Approval**. The decision of a majority in number of the Managers present at any meeting at which a quorum is present controls with respect to any matter arising within the scope of their authority. At any time there is an even number of Managers serving, the Managers may adopt any reasonable procedure for breaking deadlocks; however, if no procedure is in place at the time a deadlock occurs between the Managers, the decision

resulting in that deadlock will be submitted to the Member at a special meeting for resolution.

(g) **Dissent**. A Manager may be absolved from personal liability with respect to any decision or action of the Managers which the Manager voted against or did not participate in by registering in the Company's records a written dissent from the action or decision within 30 days after receiving notice of the decision. A dissenting Manager will nevertheless act with the other Managers in any way necessary or appropriate to effectuate the decision of the majority, so long as the decision or action is not illegal.

5.7. **Exculpation**. A Manager will not be liable to the Company or any Member for an act or omission done in good faith to promote the Company's best interests, unless the act or omission constitutes gross negligence, intentional misconduct, or a knowing violation of law.

5.8. **Justifiable Reliance**. A Manager may rely on the Company's records maintained in good faith and on information, opinions, reports, or statements received from any Person about matters that the Manager reasonably believes to be within the Person's expertise or competence.

5.9. **Self-Dealing**. A Manager may enter into a business transaction with the Company if the terms of the transaction are no less favorable to the Company than those of a similar transaction with an independent third party. Approval or ratification by the Member constitutes conclusive evidence that the terms satisfy this condition.

5.10. **Number and Removal of Managers**. The authorized number of Managers may be increased or decreased by the Member at any time, in its sole and absolute discretion, upon notice to all Managers. Each Manager appointed by the Member will hold office indefinitely, except that: (a) a Manager may be removed or expelled, with or without cause, at any time by the Member unless otherwise restricted by law or as established by contract; (b) a Manager may resign at any time by giving written notice to the Member at least thirty (30) days before the effective date of the resignation; (c) a Manager who is a natural person will cease to be a Manager upon death or if declared legally incompetent; (d) a Manager who is a legal entity other than a natural person will cease to be a Manager upon its dissolution; and (e) a Manager will cease to be a Manager if they file, or fail to successfully contest, a petition for bankruptcy, reorganization, or similar proceedings.

5.11. **Compensation**. No Manager will receive compensation for management and supervision of the Company's business, unless a reasonable amount of compensation is agreed to by the Member.

5.12. **Third Party Assurances**. No financial institution or any other person, firm or corporation dealing with the Managers will be required to ascertain whether the Managers are acting under this Agreement, but that financial institution or other person, firm or corporation will be protected in relying upon the deed, transfer, or assurance of, and the execution of the instrument or instruments by, the Managers.

ARTICLE VI. TRANSFER OF MEMBER'S INTEREST

6.1. **Transfer of Membership Interest**. The Member may sell, assign, hypothecate, encumber, or otherwise transfer all or any part of its Membership Interest to any other Person (the "**Transferee**") at any time. Except for involuntary transfers, Transferees will immediately become Members unless the current Member specifies otherwise in writing. If specified, or if the transfer was involuntary, then the Transferee will have only the rights outlined in Section 6.2 (Rights of Transferees). If specified in a written consent, the written consent must be provided to the Transferee within 30 days of the transfer, detailing their membership status and any conditions to becoming a Member. The decision to grant or deny membership remains at the sole and absolute discretion of the current Member.

6.2. **Rights of Transferees**. If a Transferee is not admitted as a Member, the Transferee will be entitled to receive the allocations and distributions attributable to the transferred interest, but the Transferee will not be entitled to inspect the Company's books and records, receive an accounting of the Company's financial affairs, or otherwise take part in the Company's business or exercise the rights of a Member under this Agreement or the Act.

6.3. **Creating New or Additional Membership Interests**. The Member may admit additional Persons to the Company as Members and Membership Interest may be created and issued to those Persons on those terms as the Member determines at the time of admission. The terms of admission or issuance must specify the interests in Company capital applicable to the new interests.

6.4. **Effect of Admitting New Members or Transferring Interests**. If two or more Persons ever own Membership Interest in the Company simultaneously, the federal income tax treatment of the Company will change significantly.

ARTICLE VII. DISSOLUTION, LIQUIDATION, AND TERMINATION

7.1. **Events of Dissolution**. Upon the occurrence of the following events, the Company will be dissolved:

(a) The bankruptcy or the termination of the legal existence of the Member;

(b) The happening of any other event that makes it unlawful, impossible, or impractical to carry on the business of the Company; or

(c) The Member acts to dissolve and terminate the Company.

7.2. **Winding Up**. Upon dissolution, the business and affairs of the Company will continue to be governed by this Agreement during the winding up of the Company's business and affairs and will otherwise be wound up, as required by the Act, in the following manner:

(a) **Appointment of Dissolution Manager**. Upon the Company's dissolution, the Manager will appoint a Dissolution Manager, who may but need not be the Member. The Dissolution Manager will wind up and liquidate the Company in an orderly, prudent, and expeditious manner under the provisions of this Article VII (Dissolution, Liquidation, and Termination).

(b) **Final Accounting**. The Dissolution Manager will make proper accountings beginning with the date on which the event of dissolution occurred to the date on which the Company is finally and completely liquidated.

(c) **Duties and Authority of Dissolution Manager**. The Dissolution Manager will make adequate provision for the discharge of all of the Company's debts, obligations, and liabilities (including liabilities to the Member as a creditor). The Dissolution Manager may sell, encumber, or retain for distribution in kind any of the Company's assets. In so doing, the Dissolution Manager will comply with any requirements of applicable law about the winding up of the affairs of the Company and the final distribution of its assets.

(d) **Final Distribution**. The Dissolution Manager will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations, and liabilities to the Member.

(e) **Required Filings**. The Dissolution Manager will file with the Washington Secretary of State those statements, certificates, and other instruments, and take all other actions, as are reasonably necessary or appropriate, to effectuate and confirm the cessation of the Company's existence.

7.3. **<u>Termination</u>**. Upon the dissolution of the Company, the Dissolution Manager will file a Certificate of Dissolution or any other certificate required in the state of Washington or any other state that may be required by law, and final tax returns at which point the Company will be deemed terminated.

ARTICLE VIII. INDEMNIFICATION

8.1. **<u>Indemnification</u>**. The Company may indemnify each Member, Manager, employee, or agent (each a "**Covered Person**") for all expenses, losses, liabilities, and damages that the Covered Person actually and reasonably incurs concerning: (a) the defense or settlement of any action arising out of or relating to the conduct of the Company's activities as long as that Covered Person acted in good faith and in a manner reasonably believed to be in the best interest of the Company, and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was illegal; or (b) the protection of the Company's property. However, the Company will not indemnify any Covered Person (i) in any action in which the Covered Person is adjudged to have engaged in willful or fraudulent misconduct, gross negligence or willful breach of fiduciary duties owed to the Company under the Act or this Agreement, or (ii) in excess of the Company's assets. Notwithstanding the foregoing, the Company's indemnification of any Covered Person regarding a third party is only with respect to that loss, liability or damage which is not otherwise compensated for by insurance carried for the benefit of the Company. Insurance coverage for public liability, and all other insurance deemed necessary or appropriate by the Managers for the business of the Company, will be carried in amounts and of any types as will be determined by the Managers.

8.2. **<u>Notice</u>**. If any claim, demand, action, suit, or proceeding will be instituted or asserted, or any loss, damage, or claim will arise which indemnity may be sought by a Covered Person under Section 8.1 (Indemnification), the Covered Person will promptly notify the Company of the event in writing. Failure to provide notice will not affect the Company's obligations under this Agreement except to the extent the Company is actually prejudiced by the failure.

8.3. **<u>Contest</u>**. The Company will have the right to participate in and control the defense of any claim, demand, action, suit, or proceeding, and concerning this activity, to retain counsel, at the Company's expense, to represent each Covered Person and any others the Company may designate in that claim, demand, action, suit, or proceeding. The Company will keep the Covered Person advised of the status of that claim, demand, action, suit, or proceeding and the defense of that activity will consider in good faith recommendations made by the Covered Person with respect to the activity. The Covered Person also has the right to retain their own counsel at their own expense to participate in the defense if they choose.

ARTICLE IX. MISCELLANEOUS

9.1. **<u>Applicable Law</u>**. This Agreement will be governed by, and construed by, the internal laws, not the law of conflicts, of the state of Washington. Any lawsuit involving any dispute or matter arising under this Agreement will only be brought before the appropriate tribunal or court in King County, Washington. All Members consent to the exercise of personal jurisdiction by any tribunal or court with respect to any proceeding.

9.2. **<u>Notifications</u>**. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "**Notice**") required or permitted under this Agreement must be in writing and may be delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by email. Any Notice given under this Agreement by the Company will be given by the Member. A Notice must be addressed to any Member at the contact information specified in <u>Exhibit A</u> or at any other address provided to the Company and included in the records of the Company. A Notice to the Company must be addressed to the

Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice sent by mail will be deemed given three (3) business days after it is mailed. A Notice sent by email will be deemed given when the sender receives a confirmation of receipt. Any party may designate, by Notice to all others, substitute contact information. Upon receipt of substitute contact information, the Manager will cause the substitute contact information to be included in the records of the Company, and Notices given afterwards are to be directed to those substitute addresses or contact points.

9.3. **Assurances**. The Member will execute all certificates and other documents and will do, or ensure, that all filings, recordings, publishings, and other acts deemed appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.4. **Additions and Amendments**. This Agreement may be modified or amended by the Member from time to time by a written instrument signed by the Member. If any amendment to the Certificate is required by the Act, the Member will execute and file this amendment. If any amendment results in inconsistencies between the Certificate and this Agreement, this Agreement will be considered to have been amended in the manner necessary to eliminate the inconsistencies.

9.5. **Power of Attorney**. The Member appoints the Manager, with full power of substitution, as the Member's attorney-in-fact to act in the Member's name and to execute and file (a) all certificates, applications, reports, and other instruments necessary to qualify or maintain the Company as a limited liability company in the states and foreign countries where the Company conducts its activities, (b) all instruments that effect or confirm changes or modifications of the Company or its status, including, without limitation, amendments to the Certificate, and (c) all instruments of transfer necessary to effect the Company's dissolution and termination. The power of attorney granted by this article is irrevocable, coupled with an interest, and will survive any incapacity of the Member except it will automatically terminate upon the removal or resignation of the Manager. This power of attorney will be binding upon the Member's successors and assigns.

9.6. **Compliance with Laws and Severability**. This Agreement is intended to be performed in compliance with, and only to the extent permitted by, all applicable laws, ordinances, rules, and regulations of the jurisdictions in which the Company does business. If any provision of this Agreement or its application to any person or circumstance is, for any reason and to any extent, found to be invalid or unenforceable, the remainder of this Agreement or the application of the provision to other persons or circumstances will not be affected by this finding, but rather will be enforced to the greatest extent permitted by law.

9.7. **Title to Company Property**. Title to the Company's assets and property may be held in the name of the Company or any Person the Manager nominates (the "**Nominee**") (including any Member or Manager), as the Company determines. The Company's agreement with any Nominee may contain provisions indemnifying the Nominee for costs or damages incurred as a result of the Nominee's service to the Company.

9.8. **Opportunities**. Notwithstanding anything to the contrary, each Member and Manager and their respective Affiliates will be free to engage in any activity on their own or concerning any entity. The duty of loyalty, including the corporate opportunity doctrine as described under general corporation law, is modified to permit those activities, provided that they do not constitute willful misconduct or a knowing violation of law. For the avoidance of doubt, no Member or Manager or their respective Affiliates will be required to refer opportunities to the Company or account for any benefits from transactions in any way connected with the Company or its business, nor are they under any obligation to refrain from or disclose dealings between the Company and any Member, Manager, or their respective Affiliates, except as specifically stated in this Agreement or

required by law, it being understood that all actions undertaken must still adhere to the overarching obligation of good faith and fair dealing.

9.9. **Headings and Captions**. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision.

9.10. **Bankruptcy**. For purposes of this Agreement, bankruptcy will be deemed to occur when the Person files a petition in bankruptcy or voluntarily takes advantage of any bankruptcy or insolvency laws, or is adjudicated as bankrupt, or when a petition or answer is filed proposing the adjudication of the Person as bankrupt and the Person either consents to the filing or complaint or answer is not discharged or denied before the expiration of sixty (60) days following the date of filing.

9.11. **Pronouns**. All pronouns will be deemed to refer to the masculine, feminine, neutral, singular, or plural, as the identity of the Person or context may require.

9.12. **Binding Effect**. This Agreement, and all the terms and provisions hereof, will be binding upon and will inure to the benefit of the Member and its respective legal representatives, permitted successors, and permitted assigns.

[Remainder of page intentionally left blank; signature page to follow]

IN WITNESS WHEREOF, the Member has entered into this Agreement as of the effective date first written above.

MEMBER: VIVIAN HUA

Vivian Hua (Jan 20, 2026 13:38:25 PST)

By: Vivian Hua, an individual

MANAGER: VIVIAN HUA

Vivian Hua (Jan 20, 2026 13:38:25 PST)

By: Vivian Hua, an individual

EXHIBIT A

Member	**Address**	**Voting Rights**	**Unit Number**	**Percentage Interest**	**Capital Contribution**
Vivian Hua	3807 14th Ave. S Seattle, WA 98108 hellomynameisvee@gmail.com	Yes	10,000	100.00%	As set forth in the books and records of the Company.
		Total:	10,000	100.00%	

First Amended and Restated Operating Agreement - Reckless Spirits LLC_Final

Final Audit Report 2026-01-20

Created:	2026-01-20
By:	Patrick Stubblefield (patrick@hmlglaw.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAJLYAhmnGueJS-mLbOSu6OS5ctvexCUk4

"First Amended and Restated Operating Agreement - Reckless Spirits LLC_Final" History

Document created by Patrick Stubblefield (patrick@hmlglaw.com)
2026-01-20 - 9:27:22 PM GMT

Document emailed to Vivian Hua (hellomynameisvee@gmail.com) for signature
2026-01-20 - 9:27:28 PM GMT

Email viewed by Vivian Hua (hellomynameisvee@gmail.com)
2026-01-20 - 9:36:24 PM GMT

Document e-signed by Vivian Hua (hellomynameisvee@gmail.com)
Signature Date: 2026-01-20 - 9:38:25 PM GMT - Time Source: server

Agreement completed.
2026-01-20 - 9:38:25 PM GMT